EXHIBIT 99.1

Trilogy International Partners Inc. Announces Appointment of New Bolivia CEO

BELLEVUE, Wash., March 27, 2019 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced that its Bolivian subsidiary, NuevaTel, has appointed Tomas Perez as the company’s new Chief Executive Officer effective April 1st. Juan Pablo Calvo, NuevaTel’s current Chief Executive Officer, will stay with the company as the President of the NuevaTel Board of Directors and as a special advisor to Mr. Perez on government and partner relations.

Says Mr. Calvo, “After almost 20 years of building NuevaTel from a startup to a viable competitor in the Bolivian market, it feels like an appropriate time to hand off day to day operations to Tomas. I have known Tomas for many years and am confident that with the support of our management team, he can lead NuevaTel successfully into the future.”

Mr. Perez joined NuevaTel in January 2019 as its Chief Operating Officer. He has nearly 30 years of executive experience at Latin American wireless telecommunication companies that include Verizon Dominicana, Cable and Wireless West Indies, Verizon Puerto Rico, as well as the Company’s former subsidiary, Trilogy Dominicana.

“Tomas has an excellent track record leading wireless operations and executing strategy in competitive markets,” says Brad Horwitz, President and CEO of the Company. “His leadership qualities and industry expertise will be a tremendous asset to NuevaTel.”

“NuevaTel has a well-earned reputation for driving disruptive market initiatives preferred by the Bolivian customers,” says Mr. Perez. “We have expanded our LTE coverage significantly, and we intend to grow our business by leveraging our position as the Millennial and Gen X provider of choice.  I am honored to have the privilege to lead another of Trilogy’s companies, and I look forward to continuing the work advanced by Juan Pablo and NuevaTel’s very dedicated and seasoned team."

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX: TRL) is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Its founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

The Company currently provides wireless and fixed communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements Regarding Forward Looking Information

Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

Please see “Risks Factors” in our Annual Information Form available under the Company’s profile at www.sedar.com, which is also included with the Company’s Annual Report on Form 40-F under the Company’s profile at www.sec.gov, for information on the risks and uncertainties associated with our business.  Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made.  The forward-looking information and statements contained in this release represent our expectations as of the date of this release.  We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5900
ann.saxton@trilogy-international.com
www.trilogy-international.com